                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            -----------------------
                                AMENDMENT NO. 3
                               (FINAL AMENDMENT)
                                      TO
                                SCHEDULE 14D-1
                 Tender Offer Statement Under Section 14(d)(1)
                    of the Securities Exchange Act of 1934

                            -----------------------

                       DAVIDSON INCOME REAL ESTATE, L.P.
                           (Name of Subject Company)

                       ERP OPERATING LIMITED PARTNERSHIP
                                   (Bidder)

                         LIMITED PARTNERSHIP INTERESTS
                        (Title of Class of Securities)

                                     NONE
                     (CUSIP Number of Class of Securities)

                            -----------------------

                                   Copy to:

Bruce C. Strohm, Esq.                                   Don S. Hershman, Esq.
Equity Residential Properties Trust                     Beth M. Gottlieb, Esq.
Two North Riverside Plaza                               Much Shelist Freed
Chicago, Illinois 60606                                 Denenberg Ament &
(312) 474-1300                                          Rubenstein, P.C.
                                                        200 North LaSalle Street
                                                        Suite 2100
                                                        Chicago, Illinois 60601
                                                        (312) 346-3100


                    (Name, Address and Telephone Number of
                   Persons Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                           Calculation of Filing Fee

     Transaction Valuation*: $11,379,800    Amount of Filing Fee: $2,275.96

* For purposes of calculating the filing fee only. Assumes the purchase of 26,776 Units at a purchase price equal to $425 per Unit in cash.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $2,275.96            Filing Party: ERP Operating
                                                             Limited Partnership

     Form or Registration Number: Schedule 14D-1  Date Filed: September 28,
                                                  1999, amended on October 1,
                                                  1999 and October 15, 1999

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
          [X] Third-party tender offer subject to Rule 14d-1.
          [ ] Issuer tender offer subject to Rule 13e-4.
          [ ] Going-private transaction subject to Rule 13e-3.
          [ ] Amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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  CUSIP NO.  None                    14D-1                     Page 1 of 2 pages
-----------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ERP Operating Limited Partnership   36-3894853
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
             WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 3                                                     [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            Illinois
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     187
 7

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
 8
                                                                    [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
 9
                                                            Less than 1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
10
          PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               Page 2 of 2 pages



     This statement (the "Statement") constitutes Amendment No. 3 to the initial Schedule 14D-1 of ERP Operating Limited Partnership ("ERP") relating to ERP's offer to purchase limited partnership interests (the "Units") of DAVIDSON INCOME REAL ESTATE, L.P. The item number and response thereto are set forth below in accordance with the requirements of Schedule 14D-1.

Item 8.  Interest in Securities of the Subject Company.

     At 12:00 midnight, central standard time, on November 1, 1999 the Offer expired pursuant to its terms. A total of 187 Units, representing less than 1% of the outstanding Units, were validly tendered and not withdrawn pursuant to the Offer. ERP has accepted for payment all of those Units at $425 per Unit.


                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:    June 15, 2000

                              ERP OPERATING LIMITED PARTNERSHIP
                              By:   EQUITY RESIDENTIAL PROPERTIES
                                    TRUST, General Partner

                              By:   /s/ Bruce C. Strohm
                                    -------------------
                              Its:  Executive Vice President, General
                                    ----------------------------------
                                    Counsel and Secretary
                                    ---------------------